(Cadmus Communications Corporation Letterhead)

May 5, 2006

By EDGAR and Facsimile (202) 772 - 9202

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Cadmus Communications Corporation

Form 10-K for the year ended June 30, 2005

File No. 000-12954

Dear Mr. Humphrey:

On behalf of Cadmus Communications Corporation (the “Company”), I submit electronically the enclosed response to the Staff’s letter dated April 19, 2006. For your convenience, each of the responses in this letter is set forth following, and bears the same number as, the corresponding comment in the Staff’s April 19 letter. We appreciate you granting our request to extend our response time to the date of this letter.

Selected Financial Data, Reconciliation of GAAP to non-GAAP Measures - page 12

1.	Comment: We have reviewed your response to prior comment 1 of our letter dated March 16, 2006. We will not object to the use of either traditional EBIT or EBITDA in connection with your Selected Financial Data Table or MD&A. We will also not object if you wish to adjust EBIT or EBITDA to exclude the impact of discontinued operations and the cumulative effect of the accounting change. However, as stated in our previous comments, since you are presenting these non-GAAP financial measures as performance measures we will not accept adjustments in filed documents for either other recurring items or such “infrequent” or “unusual” items as those included in the line item captioned “Restructuring and other charges.” Please revise your Form 10-K to eliminate these adjustments. Your current presentation does not comply with Item 10 of Regulation S-K and the related staff guidance.

Response: In response to the Staff’s comment, the Company agrees that it will not exclude “Restructuring and other charges” from Adjusted EBITDA in future filings. In the event that the Company does not incur similar restructuring charges for a two-year period and does not believe it to be reasonably likely that it will incur similar restructuring charges for an additional two-year period, it reserves the right to re-examine this issue.

2.	Comment: We particularly note your interest in meeting the needs of bondholders and commercial bankers. If you are presenting these particular non-GAAP measures and adjustments because they are intended to demonstrate your degree of compliance with

Mr. David R. Humphrey

Securities and Exchange Commission

May 5, 2006

specific debt covenants or coverage ratios, we will not object to their presentation solely in that context. In that case, the presentation should be confined to your financing discussions in MD&A. Your accompanying reconciliations and discussions should clearly state the reasons for the presentation and should identify the particular credit facility or debt instrument to which they relate. Your attention is invited to Question 10 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003 for guidance in preparing these disclosures. Please also provide us with a copy of the debt agreement and identify for us the particular covenant or coverage ratio which your non-GAAP presentation is intended to illustrate.

Response: As noted in our earlier response letter, dated April 5, 2006, the Company does believe that the Company’s investors, bondholders and commercial bankers consider Adjusted EBITDA to be an important financial measurement of the core performance of the Company, as does management. The Company has not, however, in the past presented Adjusted EBITDA to demonstrate compliance with specific debt covenants or coverage ratios. To the extent it chooses to do so in future filings, the Company will do so in conformity with the substance of the Staff’s comment.

3.	Comment: Refer to your response to prior comment 2 of our above referenced letter. With regard to such recurring charges as depreciation, if you elect to present EBITDA as a performance measure, you should also discuss the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP financial measure. Finally, you should explain how management compensates for those limitations when using the non-GAAP financial measure. Specifically, your disclosures should discuss the fact that the elimination of depreciation expense would not allow for any useful comparison with competitors that acquire their operating assets substantially through the use of operating leases because their lease costs would not be eliminated in their EBITDA presentations.

Response: In response to the Staff’s comment, the Company agrees that it will include in future filings the following or similar language whenever it presents EBITDA or Adjusted EBITDA.

In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company included in this report certain non-GAAP financial measures. The non-GAAP financial measures used in this report are not GAAP financial measures and should not be viewed as a substitute for any GAAP financial measure. For each non-GAAP financial measure, the Company has presented the most directly comparable GAAP financial measure and has reconciled the non-GAAP financial measure with such comparable GAAP financial measure. (The Company will also include a reference to the respective reconciliations.)

With respect to Adjusted EBITDA, other companies may calculate this measure differently, and therefore, it may not be a good basis for direct comparisons

Mr. David R. Humphrey

Securities and Exchange Commission

May 5, 2006

between the performance of the Company and the performance of other companies. In addition, since Adjusted EBITDA eliminates depreciation expense, this measure may not provide useful comparisons with other companies that obtain their operating assets substantially through the use of operating leases since lease costs may not be eliminated in the computation and presentation of EBITDA or Adjusted EBITDA by those companies.

Financial Statements

Note 4. Joint Venture - page 40

4.	Comment: Please tell us the purchase price for the equity shares of KGL held by Datamatics. If significant, that price should be disclosed either in your amended Form 10-K or in your Form 10-Q for the quarter ended March 31, 2006.

Response: The purchase price for the equity shares of KGL held by Datamatics was $1.5 million. While the Company does not consider the purchase price to be significant to its overall financial position, the Company will disclose the transaction in the Company’s Form 10-Q for the quarter ended March 31, 2006 to assist readers of the financial statements in understanding the termination of the Company’s joint venture agreement.

Selected Quarterly Financial Data - page 56

5.	Comment: As previously requested, please do not present any non-GAAP financial measures or discussions in or around the financial statements or within Item 8 of the Form 10-K. Those disclosures should be limited to sections of the filing containing Selected Financial Data and MD&A (Items 6 and 7 of the Form 10-K). Further, while we will not object to the exclusion of the impact of discontinued operations and the cumulative effect of the change in accounting principle from the standard EBITDA computation, the other unusual adjusting items such as restructuring charges should not be excluded if you are using EBITDA as a performance measure. Please amend your Form 10-K to remove these disclosures from your filed document.

Response: In response to the Staff’s comment, the Company agrees that in future filings it will not present any non-GAAP financial measures or related discussion in the financial statements or within Item 8 of any Form 10-K, except as otherwise permitted under Item 10(e)(5) of Regulation S-K. In addition, the Company agrees to amend its Form 10-K for the year ended June 30, 2005 to delete all non-GAAP financial measures and related discussion included within Item 8 therein. As stated in our response to comment 1, the Company will not exclude “Restructuring and other charges” from Adjusted EBITDA in future filings. In the event that the Company does not incur similar restructuring charges for a two-year period and does not believe it to be reasonably likely that it will incur similar restructuring charges for an additional two-year period, it reserves the right to re-examine this issue.

Mr. David R. Humphrey

Securities and Exchange Commission

May 5, 2006

General

6.	Comment: Consideration should be given to providing us with a draft of your proposed revisions prior to filing your amended document. We may have further comments upon review of that material.

Response: Based on our discussion and agreement with the Staff reviewer on May 3, 2006, the Company will amend its Form 10-K for the year ended June 30, 2005 to delete the non-GAAP financial measures and related discussion included in Item 8 therein, as discussed in comment 5 above.

♦  ♦  ♦  ♦  ♦  ♦  ♦  ♦

Mr. David R. Humphrey

Securities and Exchange Commission

May 5, 2006

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to the undersigned at (804) 287-5694.

Very truly yours,

/s/ Paul K. Suijk
Paul K. Suijk
Senior Vice President and Chief Financial Officer
Cadmus Communications Corporation

cc:	Ms. Margery Reich, Securities and Exchange Commission

R. James Carter, Jr., BDO Seidman, LLP

Jeffrey M. Gill, Troutman Sanders, LLP